August 21, 2006

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Cream Minerals Ltd.

We confirm that the following material was sent by pre-paid mail on August 18th, 2006 to the registered shareholders of Common shares of the subject Corporation:

A	Notice of Annual General Meeting / Information Circular

B	Form of Proxy – Registered Shareholders

C	Supplemental Mailing List Return Card

D	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary (with exception of ADP US) holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours Truly
COMPUTERSHARE INVESTOR SERVICES INC.

“Bernie Krause” Mailing Specialist Stock Transfer, Client Services Telephone: 604.661.9400 (ext 4096) Fax: 604.661.9401